Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated February 16, 2021 with respect to the consolidated financial statements of Emera Incorporated (the “Company”) as at and for the years ended December 31, 2020 and 2019, included in Exhibit 99.3 on Form 40-F filed on March 31, 2021, in the Registration Statement on Form S-4 and related Prospectus of Emera US Financial LP and Emera US Holdings Inc. for the registration of USD $300,000,000 0.833% Senior Notes due 2024, USD $450,000,000 2.639% Senior Notes due 2031 and the related guarantees thereof.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Halifax, Canada

October 14, 2021